EXHIBIT 23.1

CONSENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

          We consent to the incorporation by reference in the Registration Statement on Form S-3 of our reports dated October 27, 2009, relating to the consolidated financial statements of Winnebago Industries, Inc. (the “Company”) which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in the method of accounting for unrecognized tax benefits described in Note 11 and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Winnebago Industries, Inc. for the year ended August 29, 2009. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Minneapolis, Minnesota

March 30, 2010